Exhibit 99.1

New Head of Corporate Communications Enters Her Position At TeliaSonera

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 12, 2007--Ewa Lagerqvist has taken up her position as Head of Corporate Communications at TeliaSonera (STO:TLSN) as of March 12. She is a part of the Executive Management Team.

Ewa Lagerqvist was previously Head of Communications at SJ (Swedish Railways). She has a vast experience in the communications field, with previous positions such as a broadcast journalist and tabloid reporter. She has also held positions as Marketing Director of Fritidsresegruppen, a travel agency company.

In her position as Head of Corporate Communications Ewa Lagerqvist will co-ordinate TeliaSonera's strategic communication in all markets, which includes responsibility for all the TeliaSonera brands.

Anna Augustson, acting Head of Corporate Communications, will now take up her new position as Head of Communications for the Business Area Mobility Services.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and the company had a total of 96 million customers in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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CONTACT: TeliaSonera AB
+46-(0)8-713 58 30